December 23, 2022

VIA EMAIL

Board of Directors

Healthcare Triangle, Inc.

7901 Stoneridge Drive, Suite 220

Pleasanton, CA 94588

Dear Board members:

I regret to inform you that I hereby resign from the Board of Directors and all committees of Healthcare Triangle, Inc. effective immediately.

In light of the recent developments brought to the attention of the Board I will no longer be able serve on the Board, or any committees of the Company. My resignation is not the result of any disagreement with the Company’s operations, policies, or practices.

Sincerely,

/s/ John C Leo

John Leo